UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               ARIES VENTURES INC.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                    040373102
                                 (CUSIP NUMBER)

                              ROBERT N. WEINGARTEN
                             C/O ARIES VENTURES INC.
                         28720 CANWOOD STREET, SUITE 207
                         AGOURA HILLS, CALIFORNIA 91301
                                 (818) 879-6501

 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                NOVEMBER 17, 2003
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

NOTE: This Schedule 13D is being filed solely as a result of the Issuer repurchasing from an institutional shareholder 1,279,755 shares of Common Stock and warrants to purchase 1,194,755 shares of Common Stock effective November 17, 2003.


                                  SCHEDULE 13D

CUSIP NO.   040373102                      PAGE 2 OF 6
          ---------------
 ------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Robert N. Weingarten - SSN: ###-##-####
 ------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                       (b) / /
 ------------------------------------------------------------------------------
  3    SEC USE ONLY
 ------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

                OO
 ------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                  / /
 ------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
 ------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                                 141,327 Shares*
                   -----------------------------------------------------------
                      8     SHARED VOTING POWER
      NUMBER OF                   None.
      SHARES      -----------------------------------------------------------
   BENEFICIALLY       9     SOLE DISPOSITIVE POWER
     OWNEN BY
       EACH                    141,327 Shares*
    REPORTING     -----------------------------------------------------------
      PERSON         10    SHARED DISPOSITIVE POWER
       WITH                      None.
 ------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  141,327 Shares*
 ------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    / /
         SHARES
 ------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.5%**
 ------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
 ------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

* The share amount listed above consists of an immediately exercisable stock option to purchase 141,327 shares of the Issuer's Common Stock.

** The percentage calculation listed above assumes exercise of the stock option held by Mr. Weingarten (but not the exercise of stock options held by others) pursuant to applicable Commission Rules.

ITEM 1.           SECURITY AND ISSUER.

                  Common Stock

                  Aries Ventures Inc.
                  28720 Canwood Street, Suite 207
                  Agoura Hills, California 91301


ITEM 2.           IDENTITY AND BACKGROUND.

(a) through (f).

     This statement is being filed by Robert N. Weingarten, an individual. Mr. Weingarten is a citizen of the United States of America. Mr. Weingarten is President and Chief Financial Officer of the Issuer. Mr. Weingarten's principal place of business is 28720 Canwood Street, Suite 207, Agoura Hills, California 91301.

     During the past five years, Mr. Weingarten has not been convicted in any criminal proceedings or been subject to any judgment, decree or final order enjoining any future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws in a civil proceeding of a judicial or administrative body.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     No part of the purchase price for the securities was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

     The stock option was issued to Mr Weingarten in conjunction with his services as an officer of the Company.

ITEM 4.           PURPOSE OF TRANSACTION.

     Mr. Weingarten acquired such securities for investment purposes, and has no current plans to acquire any additional securities of the Issuer. Mr. Weingarten will continue to evaluate the Issuer's business and prospects, and based upon future developments (including, without limitation, the availability of funds, alternative uses of funds, and stock market and general economic conditions), Mr. Weingarten may, from time to time, aquire the Issuer's shares of Common Stock and may, from time to time, dispose of all or a portion of such shares held by him, or cease buying or selling such shares. Any additional purchases or sales of the Issuer's shares of Common Stock may be in the open market or pursuant to privately-negotiated transactions or otherwise.

     Except as otherwise described in this Item 4, Mr. Weingarten has not formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to parts (a) through (j) of Item 4.

ITEM 5.         INTEREST IN THE SECURITIES OF THE ISSUER.

                    (a) Mr. Weingarten beneficially owns 141,327 shares of the Issuer's Common Stock, which constitutes 6.5% of the Issuer's Common Stock. This amount consists of a stock option to purchase 141,327 shares of the Issuer's Common Stock issued to Mr. Weingarten on November 1, 2000.

                    (b) Mr. Weingarten has the power to vote or direct the vote of, and to dispose or direct the disposition of, all of the securities beneficially owned by him.

                    (c)  Not applicable.

                    (d)  Not applicable.

                    (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        None.

                                   SIGNATURES

         After reasonable inquiry and to the best of my or its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: April 1, 2004           /s/ Robert N. Weingarten
                                ------------------------
                                    Robert N. Weingarten